EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2021

(Unaudited)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars except for shares and per share amounts)	2021	2020
Revenue (Note 6)	$422.0	$356.5
Cost of sales excluding depletion, depreciation and amortization	(163.9)	(154.3)
Gross margin excluding depletion, depreciation and amortization	$258.1	$202.2
Depletion, depreciation and amortization	(100.4)	(99.4)
Temporary suspension, standby and other incremental COVID-19 costs (Note 2)	(8.2)	(3.5)
Mine operating earnings	$149.5	$99.3

Expenses
General and administrative	(18.3)	(15.8)
Exploration and evaluation	(6.1)	(2.6)
Share of earnings (loss) of associates	0.9	(4.1)
Other operating (expenses) income, net (Note 7(a))	(12.4)	10.9
Operating earnings	$113.6	$87.7
Finance costs (Note 8)	(21.5)	(20.5)
Other (costs) income, net (Note 7(b))	(0.8)	13.5
Earnings before taxes	$91.3	$80.7
Current income tax expense (Note 9)	(26.1)	(17.3)
Deferred income tax expense (Note 9)	(12.9)	(18.4)
Income tax expense, net	$(39.0)	$(35.7)
Net earnings	$52.3	$45.0

Attributable to:
Yamana Gold Inc. equity holders	$54.7	$45.0
Non-controlling interests (i)	(2.4)	—
Net earnings	$52.3	$45.0

Earnings per share attributable to Yamana Gold Inc. equity holders (Note 10)
Basic and diluted	$0.06	$0.05

Weighted average number of shares outstanding (in thousands) (Note 10)
Basic	962,071	951,058
Diluted	963,021	952,024
(i)Balance represents amounts attributable to non-controlling interests in the MARA Project.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars)	2021	2020
Net earnings	$52.3	$45.0

Other comprehensive earnings (loss), net of taxes
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges	(0.7)	(27.5)
- Reclassification of losses recorded in earnings	3.4	1.2
- Tax Impact on fair value of hedging instruments	—	7.9
- Time value of options contracts excluded from hedge relationship	(2.8)	(3.6)
Investment in associate
- Share of other comprehensive loss from investment in associate	—	(1.6)
- Reclassification of accumulated other comprehensive losses from investment in associate to net earnings upon discontinuation of the equity method (Note 7(a))	—	11.1
	$(0.1)	$(12.5)
Items that will not be reclassified to net earnings:
Changes in the fair value of equity investments at FVOCI	(12.3)	(24.1)
Income tax relating to items that will not be reclassified subsequently to net earnings	1.5	—
Total other comprehensive loss	$(10.9)	$(36.6)
Total comprehensive earnings	$41.4	$8.4

Attributable to:
Yamana Gold Inc. equity holders	$43.8	$8.4
Non-controlling interests	(2.4)	—
Total comprehensive earnings	$41.4	$8.4
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars)	2021	2020
Operating activities
Earnings before taxes	$91.3	$80.7
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	100.4	99.4
Share-based payments	(3.2)	(0.5)
Other costs (income), net (Note 7(b))	0.8	(13.5)
Finance costs (Note 8)	21.5	20.5
Mark-to-market on financial instruments	(0.6)	2.7
Share of (earnings) loss of associates	(0.9)	4.1
Amortization of deferred revenue (Note 14(d))	(7.5)	(6.1)
Gain on discontinuation of the equity method (Notes 4 and 7(a))	(1.1)	(21.3)
Other non-cash expenses, net (Note 11)	3.9	7.8
Environmental rehabilitation obligations paid	(2.1)	(0.7)
Other cash receipts	—	1.8
Cash flows from operating activities before income taxes paid and net change in working capital	$202.5	$174.9
Income taxes paid	(19.1)	(10.3)
Cash flows from operating activities before net change in working capital	$183.4	$164.6
Net change in working capital (Note 11)	(23.2)	(35.2)
Cash flows from operating activities	$160.2	$129.4
Investing activities
Acquisition of property, plant and equipment	$(80.2)	$(67.0)
Payment for acquisition of Monarch Gold, net of cash acquired (Note 4)	(44.8)	—
Net proceeds on disposal of investments and other assets (Note 14(a))	30.0	0.8
Cash used in other investing activities	(9.3)	(19.6)
Cash flows used in investing activities	$(104.3)	$(85.8)
Financing activities
Dividends paid	$(24.8)	$(9.5)
Interest paid	(5.1)	(5.4)
Repayment of senior notes payable (Note 15)	—	(56.2)
Proceeds from drawdown of revolving credit facility (Note 15)	—	200.0
Payment of lease liabilities	(3.5)	(4.4)
Cash contributions from non-controlling interests	6.2	—
Cash used in other financing activities	(1.5)	(1.2)
Cash flows used in financing activities	$(28.7)	$123.3
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(0.3)	(2.5)
Increase in cash and cash equivalents	$26.9	$164.4
Cash and cash equivalents, beginning of period	$651.2	$158.8
Cash and cash equivalents, end of period	$678.1	$323.2
Supplementary Cash Flow Information (Note 11).
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars)	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (Note 11)	$678.1	$651.2
Trade and other receivables	4.6	4.2
Inventories (Note 13)	144.0	152.1
Other financial assets (Note 14(a))	20.3	14.3
Other assets (Note 14(b))	113.6	96.1
	$960.6	$917.9
Non-current assets:
Property, plant and equipment	6,771.6	6,684.8
Goodwill and other intangible assets	395.3	396.4
Investments in associates	31.0	34.3
Deferred tax assets	96.2	98.1
Other financial assets (Note 14(a))	46.4	88.7
Other assets (Note 14(b))	199.2	202.6
Total assets	$8,500.3	$8,422.8

Liabilities
Current liabilities:
Trade and other payables	$231.3	$240.4
Income taxes payable	38.3	45.0
Other financial liabilities (Note 14(c))	272.2	78.8
Other provisions and liabilities (Note 14(d))	73.0	77.6
	$614.8	$441.8
Non-current liabilities:
Long-term debt (Note 15)	803.7	993.8
Environmental rehabilitation provision	358.1	363.5
Deferred tax liabilities	1,250.8	1,229.1
Other financial liabilities (Note 14(c))	105.2	109.7
Other provisions and liabilities (Note 14(d))	111.3	112.6
Total liabilities	$3,243.9	$3,250.5

Equity
Share capital (Note 16)	$7,714.3	$7,648.9
Contributed surplus	19.4	22.7
Accumulated other comprehensive (loss) income	(17.2)	(6.5)
Deficit	(3,289.8)	(3,318.8)
Attributable to Yamana Gold Inc. equity holders	$4,426.7	$4,346.3
Non-controlling interests	829.7	826.0
Total equity	$5,256.4	$5,172.3
Total liabilities and equity	$8,500.3	$8,422.8
Commitments and Contingencies (Note 19)
Subsequent events (Note 4)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Attributable to Yamana Gold Inc. equity holders	Non- controlling interests	Total equity
At January 1, 2020	$7,639.9	$21.0	$(21.9)	$(3,453.8)	$4,185.2	$34.7	$4,219.9
Total comprehensive earnings
Net earnings	—	—	—	45.0	45.0	—	45.0
Other comprehensive loss	—	—	(36.6)	—	(36.6)	—	(36.6)
	$—	$—	$(36.6)	$45.0	$8.4	$—	$8.4
Transactions with owners
Issued on vesting of restricted share units (Note 16)	3.5	(3.5)	—	—	—	—	—
Vesting restricted share units	—	1.0	—	—	1.0	—	1.0
Issued on exercise of share options (Note 16)	0.4	—	—	—	0.4	—	0.4
Share options	—	(0.1)			(0.1)		(0.1)
Dividend reinvestment plan (Note 16)	0.1	—	—	—	0.1	—	0.1
Dividends (Note 16)	—	—	—	(12.0)	(12.0)	—	(12.0)
At March 31, 2020	$7,643.9	$18.4	$(58.5)	$(3,420.8)	$4,183.0	$34.7	$4,217.7
At January 1, 2021	$7,648.9	$22.7	$(6.5)	$(3,318.8)	$4,346.3	$826.0	$5,172.3
Total comprehensive earnings
Net earnings	—	—	—	54.7	54.7	(2.4)	52.3
Other comprehensive loss	—	—	(10.9)	—	(10.9)	—	(10.9)
	$—	$—	$(10.9)	$54.7	$43.8	$(2.4)	$41.4
Transactions with owners
Issued on acquisition of Monarch Gold (Note 4)	61.2	—	—	—	61.2	—	61.2
Issued on vesting of restricted share units (Note 16)	4.0	(4.0)	—	—	—	—	—
Vesting restricted share units	—	1.2	—	—	1.2	—	1.2
Cash contributions from non-controlling interests in MARA Project	—	—	—	—	—	6.2	6.2
Share cancellations and other adjustments (Note 16)	—	(0.5)	—	—	(0.5)	—	(0.5)
Dividend reinvestment plan (Note 16)	0.2	—	—	—	0.2	—	0.2
Dividends (Note 16)	—	—	—	(25.6)	(25.6)	—	(25.6)
At March 31, 2021	$7,714.3	$19.4	$(17.2)	$(3,289.8)	$4,426.7	$829.7	$5,256.4
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2021
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. The Company's significant projects include the MARA project in Argentina (56.25% interest).

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on April 28, 2021.

2.    BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s last annual consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3: Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2020.

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company’s consolidated financial statements for the year ended December 31, 2020.

Impact of COVID-19 Pandemic

The Company continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. Throughout the pandemic, the Company has taken a number of measures to safeguard the health of its employees and their local communities while continuing to operate safely and responsibly. In the first quarter of 2021, the Company incurred $8.2 million of temporary suspension, standby and other incremental COVID-19 costs, bringing the total of such costs incurred since the start of the pandemic to $48.7 million. These costs are associated with the temporary shutdowns and subsequent ramp-ups at Canadian Malartic and Cerro Moro in the second and third quarters of 2020, and the underutilization of labour and contractors in relation to the pre-COVID-19 mine plans. Other incremental costs resulting from COVID-19 across all mine sites include community support, the acquisition of additional personal protective equipment, higher transportation costs, and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

As the pandemic continues to progress and evolve, it is difficult to predict the full extent and duration of resulting operational and economic impacts for the Company, which are expected to impact a number of reporting periods. This uncertainty impacts judgements made by the Company, including those relating to determining the recoverable values of the Company’s non-current assets.

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3.    RECENT ACCOUNTING PRONOUNCEMENTS

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2021. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption; however, the pronouncement below may have a significant impact in future periods.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments.

4.    BUSINESS TRANSACTIONS

Acquisition of Monarch Gold Corporation

In June 2020, pursuant to a private placement offer by Monarch Gold Corporation ("Monarch Gold") (TSX: MQR), Yamana subscribed for $3.1 million (C$4.2 million) worth of units of Monarch at a price of C$0.24 per unit and was issued 17,500,000 common shares of Monarch Gold, along with 8,750,000 warrants. Each warrant entitled Yamana to purchase one common share of Monarch at a price of C$0.29 until June 10, 2023.

As Yamana’s shareholding was above 5%, the Company was entitled to name a representative to Monarch Gold’s Board of Directors. As Yamana was represented on Monarch's board of directors, the Company concluded that it had significant influence over Monarch Gold, and the investment was accounted for as an investment in associate using the equity method.

Yamana acquired additional shares in Monarch Gold during the third quarter of 2020, increasing the Company's shareholding from 6% to approximately 7% of Monarch Gold's issued and outstanding shares.

On November 2, 2020, Yamana announced that it had entered into a definitive agreement with Monarch Gold whereby Yamana would acquire the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana, under a plan of arrangement (the "Arrangement"). In connection with the Arrangement, Monarch Gold would complete a spin-out to its shareholders, through newly formed Monarch Mining Corporation ("Monarch Mining") of its other mineral properties and certain other assets and liabilities.

On January 21, 2021, the Company announced the completion of the Arrangement.

Pursuant to the terms of the Arrangement, each former holder of Monarch Gold shares received the following consideration per Monarch Gold share held immediately prior to the effective time of the Arrangement:

a.0.0376 of a Yamana share
b.C$0.192 in cash from Yamana; and
c.0.2 of a share of the newly formed Monarch Mining.

Yamana also issued replacement warrants to holders of outstanding Monarch warrants, to purchase from Yamana 0.0376 of a Yamana share.

As Monarch Gold is now a wholly owned subsidiary of Yamana, the Monarch Gold shares were de-listed from the TSX on January 25, 2021 and Monarch Gold ceased to be a reporting issuer.

The set of activities and assets acquired in the acquisition of Monarch Gold included inputs such as certain mining permits and mineral resources, but did not include an organized workforce. Monarch Gold had no outputs at the acquisition date as the properties acquired are exploration stage properties. Given the absence of an organized workforce, the Company determined that no substantive processes had been acquired and therefore, Monarch Gold did not meet the definition of a ‘business’ under IFRS, and the acquisition was accounted for as an acquisition of assets and liabilities.

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IFRS requires a cost-based approach to be applied in accounting for an asset acquisition. The consideration paid for the acquisition of Monarch Gold was comprised of share consideration, cash consideration and the replacement of certain outstanding Monarch Gold warrants with Yamana warrants. Given the consideration paid included Yamana shares exchanged for Monarch Gold shares; the cost of the transaction for accounting purposes was determined in accordance with IFRS 2, which requires an entity to measure the goods (assets and liabilities) received, and the corresponding increase in equity, directly at the fair value of the goods received, unless that fair value cannot be estimated reliably. Accordingly, the acquisition cost was measured based on the fair value of the Monarch Gold assets acquired and liabilities assumed as the Company concluded that the fair value of such assets and liabilities could be estimated reliably.

The fair value of the Monarch Gold assets acquired and liabilities assumed for accounting purposes was determined to be equal to the value of the consideration paid. Yamana issued 11,608,195 Yamana Shares (with a fair value of $61.2 million), paid $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants (with a fair value of $0.6 million) for total consideration paid of $108.6 million.

Given the transaction resulted in Yamana’s previously held 6.92% interest in Monarch Gold being comprised of a portion that is now part of the Company’s 100% interest in Monarch Gold, and a portion that is now an interest in Monarch Mining (discussed below); in accounting for the transaction, the Company bifurcated the carrying value of the previously held interest between the two new investments.

In accounting for the Company's existing 6.92% interest that continued as Monarch Gold, the interest was accounted for at its carrying amount of $3.2 million (and not remeasured to fair value) in line with the Company’s accounting policy whereby existing interests are not remeasured when accounting for an asset acquisition.

Upon completion of the Arrangement, the net book value of Monarch Gold was $113.5 million, including capitalized transaction costs.

The Company acquired cash and cash equivalents of $2.0 million in the acquisition of Monarch Gold.

Fair Value Measurement

The Company obtained independent valuations for the property, plant and equipment of Monarch Gold, and management's assessment of fair value of such assets took into account the independent valuations obtained. Different approaches were used in valuing the different asset groups. Where the fair value of an asset was able to be determined by reference to market-based evidence, such as sales of comparable assets, the fair value was determined using this information. Where fair value of the asset was not able to be reliably determined using market-based evidence, discounted cash flows were used to determine fair value.

The valuation techniques used for measuring the fair value of the material assets acquired was as follows.

Assets acquired	Fair value at January 21, 2021	Fair value measurement category	Valuation techniques
Exploration properties	$105.8	Level 3 (i)
Income approach: Development of a discounted cash flow ("DCF") model that takes into account the mining plan produced in a technical report ("LOM").
Market comparison technique: The valuation model considers observed transaction multiples (based on a per hectare range of $6,080 - $9,425), determined after analyzing precedent transactions in Québec from 2018 to 2020, for land packages under 2,000 hectares and with an acquisition price greater than USD$5.0 million, and making appropriate adjustments to reflect differences between the transaction and comparable transactions.

(i)For the Company's hierarchy used in determining and disclosing the fair value of financial instruments that are measured at fair value, refer to Note 12.

Interest in Monarch Mining

As noted above, Monarch Gold shareholders (including Yamana) received shares of Monarch Mining under the Arrangement. Accordingly, Yamana now owns 4,450,000 common shares of Monarch Mining, or approximately 6.7% of the outstanding common shares of Monarch Mining and is entitled to acquire an additional 2,225,000 common shares of Monarch Mining upon the exercise of previously held Monarch Gold warrants, representing a partially diluted share ownership in Monarch Mining of approximately 9.8%.

Yamana's interest in the former Monarch Gold that was exchanged for shares in Monarch Mining was accounted for using the equity method. Given the relatively low shareholding and the fact that Yamana has no right to representation on the Board of
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Directors of Monarch Mining, the Company concluded that it no longer had significant influence with respect to this investment, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the transaction. Yamana recorded a gain on discontinuation of the equity method of $1.1 million, which is included in other operating expenses (income), net in the condensed consolidated interim statement of operations for the three months ended March 31, 2021. The gain was calculated as the difference between the fair value of Yamana's new interest in Monarch Mining and the carrying amount of the part of the investment in former Monarch Gold that became an investment in Monarch Mining at the date the equity method was discontinued, adjusted for the loss previously recognized in other comprehensive income that was reclassified to profit or loss on discontinuation of the equity method. The investment in Monarch Mining is accounted for as a financial asset at FVOCI.

Monarch Mining shares commenced trading on the TSX on January 26, 2021 under the symbol "GBAR".

The Wasamac and Camflo properties have been added to Yamana's Canadian exploration portfolio, and are included in the "Corporate and other" reporting segment in Note 5.

Investment in Ascot Resources Ltd.

On April 12 2021, pursuant to a private placement offer by Ascot Resources Ltd. ("Ascot") (TSX: AOT), Yamana subscribed for $16.5 million (C$20.6 million) worth of common shares of Ascot at an issue price of C$0.86 per share. The offering closed on April 20, 2021. Upon closing, Yamana held approximately 6.4% of Ascot's basic shares outstanding. Yamana has no right to representation on Ascot's Board of Directors and the investment will be accounted for as a financial asset at FVOCI.

5.    SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

Significant information relating to the Company's reportable segments is summarized in the tables below:

For the three months ended March 31, 2021	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$158.7	$76.8	$64.0	$81.8	$40.7	$—	$422.0
Cost of sales excluding DDA (i)	(52.5)	(27.6)	(27.3)	(36.1)	(20.4)	—	(163.9)
Gross margin excluding DDA	$106.2	$49.2	$36.7	$45.7	$20.3	$—	$258.1
DDA	(41.8)	(11.6)	(13.3)	(20.0)	(11.4)	(2.3)	(100.4)
Temporary suspension, standby and other incremental COVID-19 costs	(0.6)	(0.3)	(4.8)	(1.4)	(1.1)	—	(8.2)
Segment income (loss)	$63.8	$37.3	$18.6	$24.3	$7.8	$(2.3)	$149.5
Other expenses (ii)							(58.2)
Earnings before taxes							$91.3
Income tax expense							(39.0)
Net earnings							$52.3

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For the three months ended March 31, 2020	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$105.4	$69.3	$52.8	$91.9	$37.1	$—	$356.5
Cost of sales excluding DDA (i)	(47.6)	(22.3)	(29.5)	(34.7)	(20.2)	—	(154.3)
Gross margin excluding DDA	$57.8	$47.0	$23.3	$57.2	$16.9	$—	$202.2
DDA	(31.5)	(11.7)	(22.5)	(19.3)	(12.4)	(2.0)	(99.4)
Temporary suspension, standby and other incremental COVID-19 costs	(1.0)	—	(1.0)	(0.3)	(1.2)	—	(3.5)
Segment income (loss)	$25.3	$35.3	$(0.2)	$37.6	$3.3	$(2.0)	$99.3
Other expenses (ii)							(18.6)
Earnings before taxes							$80.7
Income tax expense							(35.7)
Net earnings							$45.0
(i)Depletion, depreciation and amortization ("DDA").
(ii)Other expenses are comprised of general and administrative expenses, exploration and evaluation expenses, share of earnings (loss) of associates, other operating (expenses) income, net, finance costs and other (costs) income. net, as per the condensed consolidated interim statement of operations.

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other (i)	Total
Property, plant and equipment at March 31, 2021	$1,031.3	$894.4	$454.2	$1,106.5	$299.3	$2,985.9	$6,771.6
Total assets at March 31, 2021	$1,619.4	$932.2	$540.9	$1,165.6	$327.1	$3,915.1	$8,500.3
Total liabilities at March 31, 2021	$449.0	$270.1	$90.4	$410.4	$112.1	$1,911.9	$3,243.9
Capital expenditures for the three months ended March 31, 2021	$27.9	$8.1	$8.7	$15.5	$10.1	$9.9	$80.2

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other (i)	Total
Property, plant and equipment at December 31, 2020	$1,059.5	$897.7	$457.8	$1,111.0	$296.1	$2,862.7	$6,684.8
Total assets at December 31, 2020	$1,638.1	$936.4	$550.0	$1,168.0	$322.2	$3,808.1	$8,422.8
Total liabilities at December 31, 2020	$458.3	$273.1	$79.2	$407.3	$108.6	$1,924.0	$3,250.5
Capital expenditures for the three months ended March 31, 2020	$19.9	$13.0	$10.1	$10.2	$7.4	$6.4	$67.0
(i)"Corporate and other" includes advanced stage development projects, exploration properties, corporate entities, the Company's investments in associates and the MARA Project with property, plant and equipment of $1,860.5 million, total assets of $2,112.9 million and total liabilities of $423.1 million (December 31, 2020: $1,856.4 million, $2,109.7 million, and $429.2 million, respectively).

6.     REVENUE

The following table disaggregates revenue by metal:

	For the three months ended March 31,
	2021	2020
Gold	$365.0	$308.0
Silver	57.0	48.5
Total revenue	$422.0	$356.5

7.     OTHER EXPENSES

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(a)    OTHER OPERATING EXPENSES (INCOME), NET

	For the three months ended March 31,
	2021	2020
Changes in provisions (i)	$4.1	$1.0
(Recovery) write-down of tax recoverables and other assets	(0.2)	0.9
Gain on discontinuation of the equity method (Note 4) (ii)	(1.1)	(21.3)
Care and maintenance costs (iii)	7.0	—
Loss (gain) on sale of other assets	0.1	(0.2)
Mark-to-market gain on deferred share compensation	(0.8)	(0.5)
Net mark-to-market (gain) loss on financial assets and financial liabilities	(0.6)	2.7
Other expenses (iv)	3.9	6.5
Other operating expenses (income), net	$12.4	$(10.9)
(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)On May 24, 2018, the Company acquired a 20.5% interest in Leagold Mining Corporation ("Leagold"), which was accounted for as an investment in associate using the equity method. On March 10, 2020, Leagold and Equinox Gold Corp. ("Equinox") completed at at-market merger. The combined company continues as Equinox under the ticker symbol “EQX” on both the TSX and the NYSE. Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company at the date of the completion of the merger. Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, calculated as the difference between the fair value of Yamana's retained interest (in the form of Equinox shares) and the carrying amount of the investment in Leagold at the date the equity method was discontinued, adjusted for the loss previously recognized in other comprehensive income that was reclassified to profit or loss on discontinuation of the equity method. The investment in Equinox is accounted for as a financial asset at FVOCI. Refer to Note 4 for details on the current period Monarch transaction..
(iii)Amount relates to care and maintenance expenditures incurred on the Alumbrera facilities component of the MARA project.
(iv)Other expenses is comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and business and professional transaction costs.

(b)    OTHER COSTS (INCOME), NET

	For the three months ended March 31,
	2021	2020
Finance income	$(0.4)	$(0.2)
Net gain on derivatives	—	(1.8)
Net foreign exchange loss (gain)	1.3	(11.5)
Other costs (income), net	$0.8	$(13.5)

8.    FINANCE COSTS

	For the three months ended March 31,
	2021	2020
Unwinding of discounts on provisions	$3.3	$2.2
Interest expense on long-term debt	12.1	13.5
Interest expense on lease liabilities	1.3	0.9
Amortization of deferred financing, bank, financing fees and other finance costs	4.8	3.9
Finance costs	$21.5	$20.5

9.    INCOME TAXES

	For the three months ended March 31,
	2021	2020
Income tax expense (recovery) is represented by:
Current income tax expense	$26.1	$17.3
Deferred income tax expense	12.9	18.4
Net income tax expense	$39.0	$35.7

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Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. The income tax rate for the three months ended March 31, 2021 was 42.8% (2020: 44.3%).

10.    EARNINGS PER SHARE

Earnings per share for the three months ended March 31, 2021 and 2020 was calculated based on the following:

	For the three months ended March 31,
	2021	2020
Attributable to Yamana Gold Inc. equity holders
Net earnings	$54.7	$45.0

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

The weighted average number of shares used in the calculation of earnings per share for the three months ended March 31, 2021 and 2020 was based on the following:

	For the three months ended March 31,
(in thousands of units)	2021	2020
Weighted average number of common shares - basic	962,071	951,058
Weighted average number of dilutive share options	32	—
Weighted average number of dilutive restricted share units	918	966
Weighted average number of common shares - diluted	963,021	952,024

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	For the three months ended March 31,
(in thousands of units)	2021	2020
Share options	224	1,138
Restricted share units	1,365	1,590
Total potential dilutive securities	1,589	2,728

11.    SUPPLEMENTARY CASH FLOW INFORMATION

Net Change in Working Capital

	For the three months ended March 31,
	2021	2020
Net (increase) decrease in:
Trade and other receivables	$1.4	$0.9
Inventories	3.5	(3.8)
Other assets	(0.2)	(11.7)
Net increase (decrease) in:
Trade and other payables	(20.9)	(32.6)
Other liabilities	(5.9)	6.4
Movement in above related to foreign exchange	(1.1)	5.6
Net change in working capital (i)	$(23.2)	$(35.2)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

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Cash and Cash Equivalents

As at,	March 31, 2021	December 31, 2020
Cash at bank	$480.1	$485.8
Bank short-term deposits	198.0	165.4
Total cash and cash equivalents (i)(ii)	$678.1	$651.2
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.
(ii)The cash and cash equivalents disclosed above include $222.8 million (December 31, 2020: $223.1 million) that are held by the MARA Project. These deposits are to be used specifically by the MARA Project and are therefore, not available for general use by the other entities within the consolidated Company. Included in this amount is $55.6 million (December 31, 2020: $55.6 million) of cash deposits serving as collateral for bank guarantees.

Other Non-Cash Expenses, net

	For the three months ended March 31,
	2021	2020
Loss on disposal and write-down of assets	$0.4	$2.5
Amortization of union negotiation bonuses	2.8	2.7
Provision on indirect taxes	(0.3)	(0.1)
Other expenses	1.0	2.7
Total other non-cash expenses, net	$3.9	$7.8

12.    FINANCIAL INSTRUMENTS

(a)    Financial Assets and Financial Liabilities by Categories

As at March 31, 2021	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$678.1	$—	$678.1
Trade and other receivables	4.6	—	—	—	4.6
Convertible loan receivable (iii)	—	—	10.5	—	10.5
Investments in equity securities (i)(ii)	—	30.1	—	—	30.1
Warrants	—	—	1.0	—	1.0
Derivative assets - Hedging instruments	—	—	—	4.5	4.5
Other financial assets	20.6	—	—	—	20.6
Total financial assets	$25.2	$30.1	$689.6	$4.5	$749.4

Financial liabilities
Total debt	$994.5	$—	$—	$—	$994.5
Trade and other payables	231.3	—	—	—	231.3
Derivative liabilities - Hedging instruments	—	—	—	12.4	12.4
Derivative liabilities - Non-hedge	—	—	10.8	—	10.8
Other financial liabilities	163.5	—	—	—	163.5
Total financial liabilities	$1,389.3	$—	$10.8	$12.4	$1,412.5

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As at December 31, 2020	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV- Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$651.2	$—	$651.2
Trade and other receivables	4.2	—	—	—	4.2
Convertible loan receivable (iii)	—	—	11.7	—	11.7
Investments in equity securities (i)(ii)	—	68.7	—	—	68.7
Warrants	—	—	2.5	—	2.5
Derivative assets - Non-hedge	—	—	0.4	—	0.4
Other financial assets	19.7	—	—	—	19.7
Total financial assets	$23.9	$68.7	$665.8	$—	$758.4

Financial liabilities
Total debt	$993.8	$—	$—	$—	$993.8
Trade and other payables	240.4	—	—	—	240.4
Derivative liabilities - Hedging instruments	—	—	—	9.0	9.0
Derivative liabilities - Non-hedge	—	—	6.1	—	6.1
Other financial liabilities	173.4	—	—	—	173.4
Total financial liabilities	$1,407.6	$—	$6.1	$9.0	$1,422.7
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.
(ii)Includes the Company’s investment in Equinox (formerly Leagold). On March 10, 2020, the Company ceased to have significant influence over the entity and no longer recognizes it as an investment in associate. Refer to Note 14(a) for further details.
(iii)Represents the Deferred Cash Payment receivable from the Nomad transaction.

(b)    Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)    Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated balance sheets at fair value on a recurring basis were categorized as follows:

	March 31, 2021			December 31, 2020
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$678.1	$—	$678.1	$651.2	$—	$651.2
Convertible loan receivable	—	10.5	10.5	—	11.7	11.7
Investments in equity securities	30.1	—	30.1	68.7	—	68.7
Warrants	—	1.0	1.0	—	2.5	2.5
Derivative related assets	—	4.5	4.5	—	0.4	0.4
	$708.2	$16.0	$724.2	$719.9	$14.6	$734.5
Liabilities
Derivative related liabilities	$—	$23.2	$23.2	$—	$15.1	$15.1
	$—	$23.2	$23.2	$—	$15.1	$15.1

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At March 31, 2021, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2021. At March 31, 2021, there were no financial assets or liabilities measured and recognized on the consolidated balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii)    Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Warrants and Convertible loan receivable
The fair value of warrants, and the convertible loan receivable are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions.

Derivative assets and liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)    Carrying Value versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

		March 31, 2021		December 31, 2020
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$997.0	$989.7	$996.5	$989.3
(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

(c)    Derivative Instruments ("Derivatives")

Summary of derivatives at March 31, 2021

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Option contracts
BRL option contracts (millions) (i)	R$3.85	R$4.32	April - June 2021	R$46.5	—	$(2.6)
BRL option contracts (millions) (i)	R$5.25	R$5.71	July 2021 - December 2022	R$288.0	—	$(3.0)
Forward contracts	Average FX/USD forward rate
BRL forward contracts (millions) (ii)	R$4.07		April - June 2021	R$46.5	—	$(3.2)
CLP forward contracts (billions) (iii)	CLP$736.80		April - December 2021	CLP$83.7	—	$2.9
CAD forward contracts (millions) (iv)	C$1.2703		April - December 2021	C$180.0	—	$1.6
BRL forward contracts (millions) (ii)	R$5.4925		July 2021 - December 2022	R$288.0	—	$(3.6)

Other	Per share value (C$)
DSU contracts (millions of DSUs) (v)	$7.26		April - November 2021	—	4.2	$(5.6)
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value
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component of options is recorded in OCI as a cost of hedging. These cash flow hedges are expected to cover approximately 38% of the BRL denominated forecasted costs from March 2021 to June 2021, and 34% of the forecasted costs from July 2021 to December 2022, respectively.
(ii)In November 2019, the Company entered into forward contracts totalling BRL 93.0 million (approximately US$17.9 million) split evenly from January 2021 to June 2021 at a weighted average BRL to US Dollar forward rate of BRL 4.07 per US Dollar. In January 2021, the Company entered into forward contracts totalling BRL 288.0 million (approximately US$52.9 million) split evenly from July 2021 to December 2022 at a weighted average BRL to US Dollar forward rate of BRL 5.4925 per US Dollar. These forward contracts are expected to cover approximately 38% and 34% of the BRL denominated forecasted costs from January 2021 to June 2021 and July 2021 to December 2022, respectively.
(iii)In January 2021, the Company entered into forward contracts totalling CLP102.3 billion (approximately US$141.5 million) split evenly from February 2021 to December 2021, at a weighted average CLP to US Dollar forward rate of CLP736.80 per US Dollar. These forward contracts are expected to cover approximately 67% of the CLP denominated forecasted costs from February 2021 to December 2021.
(iv)In January 2021, the Company entered into forward contracts totalling C$220.0 million (approximately US$172.5 million) split evenly from February 2021 to December 2021, at a weighted average CAD to US Dollar forward rate of C$1.2703 per US Dollar. These forward contracts are expected to cover approximately 70% of the CAD denominated forecasted costs from February 2021 to December 2021.
(v)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share.

As at March 31, 2021, the Company also had derivative liabilities relating to earn-out option agreements of $4.7 million.

13.    INVENTORIES

As at,	March 31, 2021	December 31, 2020
Product inventories	$25.7	$26.6
Work in process	10.5	9.9
Ore stockpiles	175.2	168.5
Materials and supplies	96.9	96.5
	$308.3	$301.5
Less: non-current ore stockpiles included in other non-current assets (Note 14(b))	(164.3)	(149.4)
	$144.0	$152.1

For the three months ended March 31, 2021, inventory write-downs of $0.2 million were recorded against materials and supplies inventory (2020: write-downs of $1.3 million), which are included in cost of sales excluding depletion, depreciation and amortization.

14.     SELECTED COMPOSITION NOTES

(a)    OTHER FINANCIAL ASSETS

As at,	March 31, 2021	December 31, 2020
Derivative assets (Note 12)	$4.5	$0.4
Loans and other receivables	20.6	19.7
Investments in equity securities and warrants (i)	31.1	71.2
Convertible loan receivable (ii)	10.5	11.7
	$66.7	$103.0
Current	$20.3	$14.3
Non-current	46.4	88.7
	$66.7	$103.0
(i)Includes the Company's investment in Equinox Gold. Refer to Note 7(a). During the quarter, the Company partially disposed of its interest in Equinox Gold, with the remainder of Equinox Gold shares fully disposed of by April 6, 2021 and received further proceeds of $26.0 million subsequent to March 31, 2021.
(ii)On May 27, 2020, the Company completed the sale of its Royalty Portfolio to Nomad Royalty Company Ltd. ("Nomad") and received $64.2 million in consideration, including $10.0 million in cash, $10.8 million being the fair value of the $10.0 million deferred cash payment (convertible loan receivable) and $43.4 million in Nomad common shares (accounted for as an investment in associate). The deferred cash payment is measured at fair value due to the convertible nature of the financial instrument. Pursuant to the terms in the Deferred Payment Agreement, Yamana receives interest on the deferred cash payment of 3% calculated and payable on a quarterly basis, and the deferred cash payment may be converted at any time, in whole or in part, by Yamana into shares of Nomad at C$0.90 per share. The deferred cash payment will be due for payment in full at the end of two years. However, Nomad may pay the deferred cash payment in full at the end of one year, subject to additional payment by Nomad equal to 5% of the deferred cash payment, and the right of Yamana to convert the deferred cash payment into shares of Nomad at a price of C$0.90 per share. The instrument creating the deferred cash payment can be transferred at any time. The deferred cash payment is accounted for as a financial asset at fair value through profit or loss.

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(b)    OTHER ASSETS

As at,	March 31, 2021	December 31, 2020
Non-current portion of ore stockpiles (Note 13) (i)	$164.3	$149.4
Income tax recoverable and installments	2.5	2.8
Tax credits recoverable (ii)	72.1	77.4
Advances, deposits and prepaids	69.2	64.1
Other	4.7	5.0
	$312.8	$298.7
Current	$113.6	$96.1
Non-current	199.2	202.6
	$312.8	$298.7
(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at the Company's Canadian Malartic and Jacobina mines.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

(c)    OTHER FINANCIAL LIABILITIES

As at,	March 31, 2021	December 31, 2020
Lease liabilities	$37.8	$35.2
Royalty payable	14.9	16.5
Severance accrual	39.3	39.7
Deferred share units/performance share units liability (Note 17)	28.4	38.4
Accounts receivable and value added tax financing credit (i)	27.4	27.6
Current portion of long-term debt (Note 15)	190.7	—
Derivative liabilities (Note 12)	23.2	15.1
Other	15.7	16.0
	$377.4	$188.5
Current	$272.2	$78.8
Non-current	105.2	109.7
	$377.4	$188.5
(i)Accounts receivable and value added tax ("VAT") financing credits are payable within 30 days from the receipt of proceeds on doré sales, or payable in the month of approval of the VAT credit, respectively.

(d)    OTHER PROVISIONS AND LIABILITIES

As at,	March 31, 2021	December 31, 2020
Other taxes payable	$20.7	$19.7
Provision for repatriation taxes payable (i)	22.5	18.5
Provision for taxes	4.4	3.9
Deferred revenue on metal streaming arrangement (ii)	72.2	77.6
Other provisions and liabilities (iii)	64.5	70.4
	$184.3	$190.2
Current	$73.0	$77.6
Non-current	111.3	112.6
	$184.3	$190.2
(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $22.5 million (2020: $18.5 million) have been accrued on the assumption that the profits will be repatriated.
(ii)In 2015, the Company entered into three metal purchase agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica (now the MARA Project). The advanced consideration is accounted for as deferred revenue, with revenue recognized when the metals are delivered to the counterparty. The liabilities associated with the deferred revenue balances referenced to production from the Chapada mine were derecognized as part of the sale of the Chapada mine in July 2019. During the three months ended March 31, 2021, the Company made deliveries of silver in accordance with the silver purchase agreement.
(iii)Other provisions and liabilities include the current portion of environmental rehabilitation provisions, and other contingent provisions.

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15.    LONG-TERM DEBT AND CREDIT FACILITY

As at,	March 31, 2021	December 31, 2020
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	$280.5	$280.4
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	149.9	149.8
$300 million notes issued June 2013
Series B - 4.78% 10-year notes due June 2023 ($265 million)	240.4	240.4
$500 million notes issued March 2012
Series C - 4.76% 10-year notes due March 2022 ($200 million)	190.7	190.5
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.4	135.4
	$996.9	$996.5
Revolving credit facility
Revolving credit facility (net of capitalized debt issuance costs)	(2.5)	(2.7)

Total debt (i)	$994.4	$993.8
Less: current portion of long-term debt (Note 14(c))	(190.7)	—
Long-term debt	$803.7	$993.8
(i)Balances are net of unamortized discounts and capitalized transaction costs of $7.5 million (December 31, 2020: $8.0 million).

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms. The Company's next repayment on the senior notes is due March 2022.

Revolving Credit Facility

In July 2019, the Company extended the term of the revolving credit facility ("the Facility") from June 2023 to July 2024, under existing terms and conditions, and the maximum amount available under the Facility was reduced from $1.0 billion to $750.0 million. The Facility is unsecured and has an interest rate on drawn amounts of LIBOR plus an interest margin of between 1.20% and 2.25% depending on the Company's credit rating, and a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Facility is currently undrawn.

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at March 31, 2021.

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16.    SHARE CAPITAL

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at March 31, 2021 (December 31, 2020: nil).

	For the three months ended		For the year ended
	March 31, 2021		December 31, 2020
	Number of common shares		Number of common shares
Issued and outstanding - 965,548,099 common shares		Amount		Amount
(December 31, 2020 - 952,620,947 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of period/year	952,621	$7,648.9	950,435	$7,639.9
Issued as consideration in Monarch acquisition (Note 4)	11,608	61.2	—	—
Exercise of options and share appreciation rights	—	—	167	0.9
Issued on vesting of restricted share units	1,248	4.0	1,100	3.4
Dividend reinvestment plan	32	0.2	70	0.5
Exercise of warrants	40	—	—	—
Issuance of flow-through shares (i)	—	—	1,000	5.3
Share cancellations and other adjustments (ii)	—	—	(151)	(1.1)
Balance, end of period/year	965,549	$7,714.3	952,621	$7,648.9
(i)On July 3, 2020, the Company closed a flow-through financing for proceeds of $7.4 million (C$10.0 million) consisting of the issue and sale of 1,000,000 flow-through common shares at a price of C$10.00 per share. The proceeds were allocated between the offering of shares and the sale of tax benefits. The allocation was made based on the difference between the quoted price of the shares and the amount the investors paid for the shares, with a deferred flow-through premium liability recognized for the difference. Accordingly, the Company recorded share capital of $5.3 million (C$7.2 million) and a deferred flow-through premium liability of $2.0 million (C$2.7 million). During the first quarter of 2021, the company fulfilled its obligation and derecognized the liability.
(ii)Includes the cancellation of 150,456 common shares that were not exchanged by holders of Osisko common shares pursuant to the terms of the Plan of Arrangement related to the acquisition of the Canadian Malartic mine in 2014. Holders of Osisko common shares were to exchange their shares for common shares of Yamana within a time period of six years following the closing of the transaction. As certain Osisko shareholders failed to surrender their certificates representing Osisko common shares by June 16, 2020, non-certificated positions representing 150,456 Yamana common shares were cancelled during the third quarter of 2020.

Dividends Paid and Declared

	For the three months ended March 31,
	2021	2020
Dividends paid	$25.0	$9.5
Dividends declared in respect of the period	$25.6	$12.0
Dividend paid (per share)	$0.0263	$0.0100
Dividend declared in respect of the period (per share)	$0.0263	$0.0125

17.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended March 31,
	2021	2020
Expense related to equity-settled compensation plans	$1.0	$0.7
Expense related to cash-settled compensation plans	(4.3)	(1.2)
Total expense recognized as compensation expense	$(3.3)	$(0.5)

As at,	March 31, 2021	December 31, 2020
Total carrying amount of liabilities for cash-settled arrangements (Note 14(c))	$28.4	$38.4
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The following table summarizes the equity instruments outstanding related to share-based payments.

As at, (In thousands)	March 31, 2021	December 31, 2020
Share options outstanding (i)(ii)(iii)	256	256
Restricted share units ("RSU") (iv)	2,283	2,494
Deferred share units ("DSU") (v)(vi)	4,818	4,751
Performance share units ("PSU") (vii)	3,042	2,119
(i)The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (December 31, 2020: 24.9 million).
(ii)As at March 31, 2021, 256,348 share options with a weighted average exercise price of C$5.30 were outstanding and exercisable (December 31, 2020: 256,348 share options with a weighted exercise price of C$5.30 outstanding and exercisable).
(iii)During the quarter ended March 31, 2021,no share options were granted, no share options were exercised, and no share options expired.
(iv)During the quarter ended March 31, 2021, the Company granted 1,036,185 RSUs with a weighted average grant date fair value of C$6.42 per RSU; a total of 1,247,603 RSUs vested and the Company credited $4.0 million (2020: $3.5 million) to share capital in respect of RSUs that vested during the quarter. A total of no RSUs were cancelled during the quarter ended March 31, 2021.
(v)During the quarter ended March 31, 2021, the Company granted 67,747 DSUs and recorded an expense of $0.3 million.
(vi)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share. For the quarter ended March 31, 2021, the Company recorded a mark-to-market gain on DSUs of $6.8 million and a mark-to-market loss on the DSU hedge of $6.0 million.
(vii)During the quarter ended March 31, 2021,923,555 PSUs were granted. The new PSU plan has an expiry date of December 11, 2023 and a fair value of C$4.04 per unit.

18.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Notes 16 and 15, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the three months ended March 31, 2021.

19.    COMMITMENTS AND CONTINGENCIES

In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $5.7 million at March 31, 2021 (December 31, 2020: $8.7 million) for construction activities at its sites and projects.

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